SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 22 June, 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc

BT Group plc - Annual Information Update

 22 June 2012

ANNUAL INFORMATION UPDATE

As required under the Prospectus Directive (No 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report & Form 20-F 2012 BT Group plc is pleased to provide its Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2011 up to and including 21 June 2012.

This Annual Information Update is being made available on our website

http://www.btplc.com/Thegroup/Ourcompany/Governance/AnnualInformationUpdate/index.htm

1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

    The announcements can be accessed by CTRL + click on the announcement, or from our website: http://www.btplc.com/sharesandperformance/index.cfm

21/06/2012	BT Group PLC - Transaction in Own Shares
21/06/2012	BT Group PLC - Director/PDMR Shareholding
20/06/2012	BT Group PLC - Transaction in Own Shares
19/06/2012	BT Group PLC - Transaction in Own Shares
19/06/2012	BT Group PLC - Director/PDMR Shareholding
19/06/2012	BT Group PLC - Director/PDMR Shareholding
18/06/2012	BT Group PLC - Transaction in Own Shares
15/06/2012	BT Group PLC - Transaction in Own Shares
14/06/2012	BT Group PLC - Transaction in Own Shares
14/06/2012	BT Group PLC - Director/PDMR Shareholding
13/06/2012	BT Group PLC - BT wins live Premier League rights
12/06/2012	BT Group PLC - Transaction in Own Shares
06/06/2012	BT Group PLC - Transaction in Own Shares
01/06/2012	BT Group PLC - BT SELLS FRENCH APPLICATION DEVELOPMENT BUSINESS
31/05/2012	BT Group PLC - Total Voting Rights
30/05/2012	BT Group PLC - Transaction in Own Shares
29/05/2012	BT Group PLC - Transaction in Own Shares
25/05/2012	BT Group PLC - Transaction in Own Shares
24/05/2012	BT Group PLC - Annual Financial Report (Replacement)
24/05/2012	BT Group PLC - Annual Financial Report
23/05/2012	BT Group PLC - Transaction in Own Shares
22/05/2012	BT Group PLC - Transaction in Own Shares
18/05/2012	BT Group PLC - Transaction in Own Shares
17/05/2012	BT Group PLC - Director/PDMR Shareholding
16/05/2012	BT Group PLC - Transaction in Own Shares
16/05/2012	BT Group PLC - Director Declaration
15/05/2012	BT Group PLC - Transaction in Own Shares
15/05/2012	BT Group PLC - Director/PDMR Shareholding
14/05/2012	BT Group PLC - Transaction in Own Shares
11/05/2012	BT Group PLC - Transaction in Own Shares
10/05/2012	BT Group PLC - Final Results
09/05/2012	BT Group PLC - Transaction in Own Shares
01/05/2012	BT Group PLC - Transaction in Own Shares
30/04/2012	BT Group PLC - Total Voting Rights
24/04/2012	BT Group PLC - Transaction in Own Shares
17/04/2012	BT Group PLC - Transaction in Own Shares
11/04/2012	BT Group PLC - Transaction in Own Shares
05/04/2012	BT Group PLC - BT ITALIA SELLS ITS STAKE IN NGI SpA
04/04/2012	BT Group PLC - Directorate Change
03/04/2012	BT Group PLC - Transaction in Own Shares
02/04/2012	BT Group PLC - Transaction in Own Shares
30/03/2012	BT Group PLC - Total Voting Rights
27/03/2012	BT Group PLC - Transaction in Own Shares
23/03/2012	BT Group PLC - BT & PENSION TRUSTEE AGREE 2011 FUNDING VALUATION
20/03/2012	BT Group PLC - Transaction in Own Shares
13/03/2012	BT Group PLC - Transaction in Own Shares
09/03/2012	BT Group PLC - Holding(s) in Company
06/03/2012	BT Group PLC - Transaction in Own Shares
01/03/2012	BT Group PLC - Transaction in Own Shares
29/02/2012	BT Group PLC - Total Voting Rights
28/02/2012	BT Group PLC - Transaction in Own Shares
21/02/2012	BT Group PLC - Transaction in Own Shares
14/02/2012	BT Group PLC - Transaction in Own Shares
09/02/2012	BT Group PLC - Director/PDMR Shareholding
09/02/2012	BT Group PLC - Director/PDMR Shareholding
09/02/2012	BT Group PLC - Director/PDMR Shareholding
08/02/2012	BT Group PLC - Transaction in Own Shares
08/02/2012	BT Group PLC - Director/PDMR Shareholding
08/02/2012	BT Group PLC - Director/PDMR Shareholding
07/02/2012	BT Group PLC - Director/PDMR Shareholding
07/02/2012	BT Group PLC - Transaction in Own Shares
03/02/2012	BT Group PLC - 3rd Quarter Results
01/02/2012	BT Group PLC - Transaction in Own Shares
31/01/2012	BT Group PLC - Total Voting Rights
31/01/2012	BT Group PLC - Transaction in Own Shares
25/01/2012	BT Group PLC - Transaction in Own Shares
24/01/2012	BT Group PLC - Transaction in Own Shares
17/01/2012	BT Group PLC - Transaction in Own Shares
10/01/2012	BT Group PLC - Transaction in Own Shares
03/01/2012	BT Group PLC - Transaction in Own Shares
30/12/2011	BT Group PLC - Total Voting Rights
28/12/2011	BT Group PLC - Transaction in Own Shares
20/12/2011	BT Group PLC - Transaction in Own Shares
14/12/2011	BT Group PLC - Directorate Change
13/12/2011	BT Group PLC - Transaction in Own Shares
06/12/2011	BT Group PLC - Transaction in Own Shares
30/11/2011	BT Group PLC - Total Voting Rights
29/11/2011	BT Group PLC - Transaction in Own Shares
22/11/2011	BT Group PLC - Transaction in Own Shares
15/11/2011	BT Group PLC - Transaction in Own Shares
08/11/2011	BT Group PLC - Transaction in Own Shares
03/11/2011	BT Group PLC - RESULTS FOR THE SECOND QUARTER AND HALF YEAR
01/11/2011	BT Group PLC - Transaction in Own Shares
01/11/2011	BT Group PLC - Details of an additional directorship appointment
31/10/2011	BT Group PLC - Total Voting Rights
25/10/2011	BT Group PLC - Transaction in Own Shares
19/10/2011	BT Group PLC - Declaration under LR9.6.13
18/10/2011	BT Group PLC - KAREN RICHARDSON TO JOIN BT BOARD
18/10/2011	BT Group PLC - Transaction in Own Shares
11/10/2011	BT Group PLC - Transaction in Own Shares
04/10/2011	BT Group PLC - Transaction in Own Shares
03/10/2011	BT Group PLC - Director/PDMR Shareholding
30/09/2011	BT Group PLC - Total Voting Rights
29/09/2011	BT Group PLC - Director/PDMR Shareholding
27/09/2011	BT Group PLC - Transaction in Own Shares
20/09/2011	BT Group PLC - Transaction in Own Shares
14/09/2011	BT Group PLC - Director/PDMR Shareholding
13/09/2011	BT Group PLC - Director/PDMR Shareholding
13/09/2011	BT Group PLC - Transaction in Own Shares
08/09/2011	BT Group PLC - Director/PDMR Shareholding
06/09/2011	BT Group PLC - Director/PDMR Shareholding
06/09/2011	BT Group PLC - Transaction in Own Shares
31/08/2011	BT Group PLC - Total Voting Rights
31/08/2011	BT Group PLC - Transaction in Own Shares
23/08/2011	BT Group PLC - Transaction in Own Shares
16/08/2011	BT Group PLC - Transaction in Own Shares
16/08/2011	BT Group PLC - Replacement Transaction in Own Shares
15/08/2011	BT Group PLC - Transaction in Own Shares
11/08/2011	BT Group PLC - Director/PDMR Shareholding
09/08/2011	BT Group PLC - Transaction in Own Shares
05/08/2011	BT Group PLC - BT COMPLETES SALE OF 51% STAKE IN ACCEL FRONTLINE
02/08/2011	BT Group PLC - Director/PDMR Shareholding
02/08/2011	BT Group PLC - Transaction in Own Shares
01/08/2011	BT Group PLC - Transaction in Own Shares
29/07/2011	BT Group PLC - Total Voting Rights
28/07/2011	BT Group PLC - BT GROUP plc RESULTS FOR THE FIRST QUARTER
27/07/2011	BT Group PLC - Transaction in Own Shares
19/07/2011	BT Group PLC - Transaction in Own Shares
14/07/2011	BT Group PLC - BT GROUP plc RESULTS OF POLL AT 2011 AGM
12/07/2011	BT Group PLC - Transaction in Own Shares
05/07/2011	BT Group PLC - Transaction in Own Shares
30/06/2011	BT Group PLC - Total Voting Rights
28/06/2011	BT Group PLC - Director/PDMR Shareholding
28/06/2011	BT Group PLC - Transaction in Own Shares
28/06/2011	BT Group PLC - Transaction in Own Shares
21/06/2011	BT Group PLC - Transaction in Own Shares
08/06/2011	BT Group PLC - Annual Information Update
07/06/2011	BT Group PLC - Transaction in Own Shares
01/06/2011	BT Group PLC - Transaction in Own Shares
31/05/2011	BT Group PLC - Director Declaration
31/05/2011	BT Group PLC - Total Voting Rights
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
24/05/2011	BT Group PLC - Transaction in Own Shares
17/05/2011	BT Group PLC - Director/PDMR Shareholding
17/05/2011	BT Group PLC - Transaction in Own Shares
12/05/2011	BT Group PLC - BT GROUP PLC RESULTS FOR THE YEAR TO 31 MARCH 2011
10/05/2011	BT Group PLC - Transaction in Own Shares
28/04/2011	BT Group PLC - Total Voting Rights
08/04/2011	BT Group PLC - Transaction in Own Shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Type	Description
21/06/2012	SH04	19/06/12 TREASURY CAPITAL GBP 69243328.1
21/06/2012	SH03	RETURN OF PURCHASE OF OWN SHARES 22/05/12 TREASURY CAPITAL GBP 70118328.1
21/06/2012	SH03	RETURN OF PURCHASE OF OWN SHARES 23/05/12 TREASURY CAPITAL GBP 69390996.35
18/06/2012	SH04	06/06/12 TREASURY CAPITAL GBP 69248094.3
14/06/2012	TM01	APPOINTMENT TERMINATED, DIRECTOR JOHN DANIELS
14/06/2012	SH04	12/06/12 TREASURY CAPITAL GBP 69254659.6
31/05/2012	SH04	29/05/12 TREASURY CAPITAL GBP 69264142.7
28/05/2012	AA	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/12
24/05/2012	SH04	22/05/12 TREASURY CAPITAL GBP 69265666.45
16/05/2012	SH04	15/05/12 TREASURY CAPITAL GBP 69269524.85
11/05/2012	SH04	08/05/12 TREASURY CAPITAL GBP 71356022.25
08/05/2012	SH04	01/05/12 TREASURY CAPITAL GBP 71367291.8
01/05/2012	AR01	30/03/12 NO MEMBER LIST LATEST SOC 01/05/2012 01/05/12 STATEMENT OF CAPITAL GBP 407561351.
26/04/2012	SH04	24/04/12 TREASURY CAPITAL GBP 71371280.75
20/04/2012	SH04	17/04/12 TREASURY CAPITAL GBP 71374250.35
16/04/2012	SH04	11/04/12 TREASURY CAPITAL GBP 71376283.4
05/04/2012	SH04	02/04/12 TREASURY CAPITAL GBP 71387315.75
04/04/2012	SH04	03/04/12 TREASURY CAPITAL GBP 71398864.95
30/03/2012	SH04	27/03/12 TREASURY CAPITAL GBP 71495941.5
21/03/2012	SH04	20/03/12 TREASURY CAPITAL GBP 71549941.3
15/03/2012	SH04	13/03/12 TREASURY CAPITAL GBP 71590559.2
08/03/2012	SH04	06/03/12 TREASURY CAPITAL GBP 71634256.85
05/03/2012	SH04	08/02/12 TREASURY CAPITAL GBP 71810251.55
05/03/2012	SH04	01/03/12 TREASURY CAPITAL GBP 71655536.1
01/03/2012	SH04	28/02/12 TREASURY CAPITAL GBP 71818335.8
24/02/2012	SH04	21/02/12 TREASURY CAPITAL GBP 71827593.5
17/02/2012	SH04	14/02/12 TREASURY CAPITAL GBP 71850118.95
13/02/2012	SH04	08/02/12 TREASURY CAPITAL GBP 71878360.65
06/02/2012	SH04	01/02/12 TREASURY CAPITAL GBP 71886444.9
06/02/2012	SH04	31/01/12 TREASURY CAPITAL GBP 71887508.2
30/01/2012	SH04	17/01/12 TREASURY CAPITAL GBP 71906175.85
27/01/2012	SH04	25/01/12 TREASURY CAPITAL GBP 71920991.9
27/01/2012	SH04	24/01/12 TREASURY CAPITAL GBP 71921191.9
16/01/2012	TM01	13/01/12 APPOINTMENT TERMINATED, DIRECTOR CARL SYMON
13/01/2012	SH04	10/01/12 TREASURY CAPITAL GBP 71934665.75
06/01/2012	SH04	03/01/12 TREASURY CAPITAL GBP 71938337.85
05/01/2012	SH04	28/12/11 TREASURY CAPITAL GBP 71985181.25
04/01/2012	SH04	20/12/11 TREASURY CAPITAL GBP 71993582.8
19/12/2011	SH04	13/12/11 TREASURY CAPITAL GBP 71996852.85
09/12/2011	SH04	06/12/11 TREASURY CAPITAL GBP 72002192.2
06/12/2011	AD02	SAIL ADDRESS CHANGED FROM: EQUINITI, HOLM OAK, HOLM OAK BUSINESS PARK, WOODS WAY, GORING BY SEA, WORTHING, WEST SUSSEX BN12 4FE
05/12/2011	SH04	29/11/11 TREASURY CAPITAL GBP 72004874.1
24/11/2011	SH04	22/11/11 TREASURY CAPITAL GBP 72009773.95
16/11/2011	SH04	TREASURY CAPITAL
11/11/2011	CH01	02/11/2011 DIRECTOR'S CHANGE OF PARTICULARS / MR JOHN ERIC DANIELS
11/11/2011	SH04	08/11/11 TREASURY CAPITAL GBP 72021447.4
03/11/2011	AP01	01/11/11 DIRECTOR APPOINTED MS KAREN ANN RICHARDSON
03/11/2011	SH04	01/11/11 TREASURY CAPITAL GBP 72022177.05
27/10/2011	SH04	25/10/11 TREASURY CAPITAL GBP 72024135
19/10/2011	SH04	18/10/11 TREASURY CAPITAL GBP 72026463.25
13/10/2011	SH04	11/10/11 TREASURY CAPITAL GBP 72029197.55
06/10/2011	SH04	04/10/11 TREASURY CAPITAL GBP 72030028.7
03/10/2011	SH04	27/09/11 TREASURY CAPITAL GBP 72032692.3
21/09/2011	SH04	20/09/11 TREASURY CAPITAL GBP 72033696.7
15/09/2011	SH04	13/09/11 TREASURY CAPITAL GBP 72035110.55
07/09/2011	SH04	06/09/11 TREASURY CAPITAL GBP 72037142.55
02/09/2011	TM01	31/08/11 APPOINTMENT TERMINATED, DIRECTOR CLAYTON BRENDISH
01/09/2011	SH04	31/08/11 TREASURY CAPITAL GBP 72038390.7
25/08/2011	SH04	23/08/11 TREASURY CAPITAL GBP 72039851.15
23/08/2011	SH04	16/08/11 TREASURY CAPITAL GBP 72040117.95
15/08/2011	SH04	09/08/11 TREASURY CAPITAL GBP 72040185.5
08/08/2011	SH04	01/08/11 TREASURY CAPITAL GBP 72040201.1
27/07/2011	RES11	DISAPPLICATION OF PRE-EMPTION RIGHTS
27/07/2011	RES13	CO. MAY CALL A GEN MEETING ON AT LEAST 14 DAY'S NOTICE 13/07/2011
27/07/2011	RES09	AUTHORITY- PURCHASE SHARES OTHER THAN FROM CAPITAL
27/07/2011	RES10	AUTHORISED ALLOTMENT OF SHARES AND DEBENTURES
22/07/2011	SH04	19/07/11 TREASURY CAPITAL GBP 72311036.65
14/07/2011	SH04	12/07/11 TREASURY CAPITAL GBP 72311886.75
01/07/2011	SH04	TREASURY CAPITAL
24/06/2011	SH04	21/06/11 TREASURY CAPITAL GBP 72312132.75
13/06/2011	SH04	07/06/11 TREASURY CAPITAL GBP 72313780.7
08/06/2011	SH04	01/06/11 TREASURY CAPITAL GBP 72313807.1
01/06/2011	AA	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/11
26/05/2011	SH04	24/05/11 TREASURY CAPITAL GBP 72314433.95
19/05/2011	SH04	17/05/11 TREASURY CAPITAL GBP 72314441.15
12/05/2011	SH04	10/05/11 TREASURY CAPITAL
28/04/2011	AR01	30/03/11 FULL LIST
13/04/2011	SH04	08/04/11 TREASURY CAPITAL GBP 72314558.55

All of the documents above are available for download from the Companies House website at: www.companieshouse.gov.uk or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents filed with the Financial Services Authority

Each of the documents below was submitted to the Financial Services Authority on or around the dates indicated and is available to view on the National Storage Mechanism website at www.morningstar.co.uk/uk/NSM

24/05/2012	Annual Report & Form 20-F 2012
24/05/2012	Summary financial statement & notice of meeting 2012
24/05/2012	Proxy card 2012
14/07/2011	Resolutions after AGM 2011

The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website: http://www.btplc.com/sharesandperformance/index.cfm

In accordance with Article 27(3) of the Prospective Directive Regulation, it is acknowledged that whilst the information referred to in this Annual Information Update was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 22 June 2012